     As filed with the Securities and Exchange Commission on July 1, 1999
                                                        Registration No. 0-25349

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 10/A

                       Post-Effective Amendment No. 1 to
                                    Form 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                    Pursuant to Section 12(b) or (g) of the
                        Securities Exchange Act of 1934


                         HOOKER FURNITURE CORPORATION
            (Exact name of registrant as specified in its charter)


               VIRGINIA                                     54-0251350
    (State or other jurisdiction of                      (I.R.S. Employer
     incorporation or organization)                      Identification No.)


      440 EAST COMMONWEALTH BLVD.
        MARTINSVILLE, VIRGINIA                                 24115
        (Address of principal                               (Zip Code)
          executive offices)


Registrant's telephone number, including area code (540) 632-2133


Securities to be registered pursuant to Section 12(b) of the Act:  None


          Title of each class                  Name of each exchange on which
          to be so registered                  each class is to be registered

               N/A                                          N/A


Securities to be registered pursuant to Section 12(g) of the Act:


                          Common Stock, no par value
           --------------------------------------------------------
                               (Title of class)

ITEM 1.  BUSINESS.

General
-------

     Incorporated in Virginia in 1924, Hooker Furniture Corporation ("Hooker" or the "Company") has become a leading manufacturer and importer of residential furniture primarily targeted at the upper-medium price range. The Company offers diversified product lines across many style and product categories within this price range. Its product depth and extensive style selections make the Company an important furniture resource for retailers in its price range and allows the Company to respond more quickly to shifting consumer preferences.
The Company has established a broad distribution network that includes independent furniture stores, department stores, specialty retailers, catalog merchandisers and national and regional furniture chains. The Company emphasizes continuous improvement in its manufacturing processes to enable it to continue providing competitive advantages to its customers, such as quick delivery, reduced inventory investment, high quality, and value.

Products and Styles
-------------------

     The Company's product lines cover most major design categories. The Company believes that the diversity of its product lines enables it to anticipate and respond quickly to changing consumer preferences and provides retailers an important furniture resource in the upper-medium price range. The Company intends to continue expanding its product styles with particular emphasis on home office, entertainment centers, occasional furniture and bedroom. The Company believes that its products represent good value and that the quality and style of its furniture compare favorably with more premium-priced products.

     The Company provides furniture products in a variety of materials, woods, veneers, and finishes. Percentage of revenue provided by major design categories for the last three fiscal years are as follows:

                                   1998    1997    1996
                                  ------  ------  ------
     Desks/Home Office             22.2%   18.9%   17.5%
     Wall Systems/Home Theater     21.5    22.2    26.6
     Entertainment Centers         21.1    22.9    24.0
     Imported lines                18.1    17.2    13.9
     Bedroom                       16.2    17.8    16.2
     All others                     0.9     1.0     1.8
                                  -----   -----   -----
                                  100.0%  100.0%  100.0%

     These product lines cover most major design categories including European traditional, transitional, American traditional, and country/casual designs.

     The Company designs and develops new product styles semi-annually to replace discontinued items or styles and, if desired, expand product lines. The Company's product design process begins with marketing personnel identifying customer needs and conceptualizing product ideas, which generally consist of a group of related furniture pieces. A variety of sketches are produced, usually by independent designers, from which prototype furniture pieces are built. The Company invites key dealers and independent sale representatives to view and critique the prototypes. From this input, changes in design are made and the Company's engineering department prepares a sample for actual full-scale production. The Company introduces its new product styles at the fall and spring international furniture markets.

Distribution
------------

     The Company has developed a broad domestic customer base and also sells to a limited international market. The Company sells its furniture through approximately 80 independent sales representatives to independent furniture retailers, catalog merchandisers, and national and regional chain stores. Representative customers include Federated Department Stores, Sears, Neiman Marcus, Dillard's Department Stores, Nebraska Furniture Mart, and Haverty's. The Company believes this broad network reduces its exposure to regional recessions, and allows it to capitalize on emerging channels of distribution. The Company offers tailored merchandising programs to address each channel of distribution.

     The general marketing practice followed in the furniture industry is to exhibit products at international and regional furniture markets. In the spring and fall of each year, a nine-day furniture market is held in High Point, North Carolina, which is attended by most buyers and is regarded by the industry as the international market. The Company utilizes approximately 32,000 square feet of showroom space at the High Point market to introduce new products, increase sales of its existing products, and test ideas for future products.

     The Company has sold to over 3,800 customers during the past fiscal year, and approximately 2.3% of the Company's sales in 1998 were to international customers. No single customer accounted for more than six percent of the Company's sales in 1998. No material part of the Company's business is dependent upon a single customer, the loss of which would have a material effect on the business of the Company. The loss of several of the Company's major customers could have a material impact on the business of the Company.

Manufacturing
-------------

     The Company's manufacturing strategy is to produce products which are on the leading edge of changing consumer demand for the home, such as home theater, home office and computer furniture, as well as traditional bedroom and occasional products. The Company stresses strong customer relationships in developing new products as well as improving existing ones. The Company believes strongly in employee involvement with employee and management teams working and communicating in all areas of manufacturing to improve production and quality related issues, stressing quality improvement not quality control. To meet customer expectations of just-in-time inventory delivery, the Company's strategy has been to strike a balance between minimizing cutting size together with increasing the frequency of cuttings on the one hand, and the efficiencies gained from longer production runs on the other. In recent years, cutting sizes have been reduced, frequencies of cuttings increased, and finished goods inventory levels increased. The Company manufactures products using a flexible plant philosophy structure with all plants capable of making and sharing product lines according to customer demands and plant loads, which allows for quicker delivery of high demand products. The Company is in constant contact with key suppliers in forming partnerships which communicate both quality and delivery issues which are imperative for both the Company and supplier to adjust to ever changing customer requirements

     The Company operates manufacturing facilities in North Carolina and Virginia consisting of an aggregate of approximately 1.8 million square feet. The Company considers its present equipment to be generally modern, adequate and well maintained.

     The Company schedules production of its various styles based upon actual and anticipated orders. Management does not consider order backlogs to be an accurate indicator of expected business. With the emphasis in recent years on inventory-on-demand, dealers no longer find it necessary to place orders as far in advance as was once the case. However, the Company's backlog of unshipped orders was $32.8 million at November 30, 1998 and $24.7 million at November 30, 1997. It is the Company's policy and industry practice to allow order cancellation up to time of shipment, therefore customer orders are not firm until shipped. Historically, however, 92% of all orders booked are ultimately shipped. Backlogs are normally shipped within twelve months.

Imported Lines
--------------

     The Company imports finished furniture in a variety of styles and materials, and markets the product under the Company name through its normal distribution channels. Product lines include occasional tables, consoles, casual dining, and accent pieces. The Company imports product from the Philippines, China, Honduras, Mexico, Egypt and Indonesia from approximately 20 suppliers. All transactions are in US dollars. Because of the large number and diverse nature of foreign factories, the Company has flexibility in the placement of product in any particular country and factory. The Company does not have a concentration of product in any one country or factory. No one particular supplier would adversely affect the production of imports should it fail to meet a production schedule and thus production disruptions resulting from political or economic instability in any one country are minimized.

Raw Materials
-------------

     The principal materials used by the Company in manufacturing its products include lumber, veneers, plywood, particleboard, hardware, glue, finishing materials, glass products, and fasteners. The Company uses a variety of species of lumber, including cherry, oak, ash, poplar, pine, and maple. The Company's five largest suppliers accounted for approximately 14.9% of its purchases in 1998.

     The Company believes that its sources of supply for these materials are adequate and that it is not dependent on any one supplier.

Competition
-----------

     The Company is the seventeenth largest furniture manufacturer in North America based on 1997 sales, according to Furniture/Today, a trade publication. The furniture industry is highly competitive and includes a large number of foreign and domestic manufacturers, none of which dominates the market. The markets in which the Company competes include a large number of relatively small manufacturers; however, certain competitors of the Company have substantially greater sales volumes and financial resources than the Company. Competitive factors in the upper-medium price range include style, price, quality, delivery, design, service, and durability. The Company believes that its long-standing customer relationships, customer responsiveness, consistent support of existing diverse product lines that are high quality and good value, and experienced management are competitive advantages.

Employees
---------

     At November 30, 1998, the Company had approximately 2,000 employees. None of the Company's employees are represented by a labor union. The Company considers its relations with its employees to be good.

     The Corporation sponsors the Hooker Furniture Corporation Employee Stock Ownership Plan (the "ESOP") to provide retirement benefits for eligible employees. The ESOP covers substantially all the Company employees. The ESOP enables employees to share in the growth of the Company and to accumulate a beneficial ownership interest in the Company's Common Stock.

Patents and Trademarks
----------------------

     The trade name of the Company represents many years of continued business, and the Company believes such name is well recognized and associated with quality in the furniture industry. The Company owns a number of patents, trademarks, and licenses, none of which is considered to be material to the Company.

Governmental Regulations
------------------------

     The Company is subject to federal, state, and local laws and regulations in the areas of safety, health, and environmental pollution controls. Compliance with these laws and regulations has not in the past had any material effect on the Company's earnings, capital expenditures, or competitive position; however, the effect of such compliance in the future cannot be predicted. Management believes that the Company is in material compliance with applicable federal, state, and local environmental regulations.

     Regulations issued in December 1995 under the Clean Air Act Amendments of 1990 as part of the National Emission Standards for Hazardous Air Pollutants program and negotiated into the Furniture Maximum Achievable Control Technology Standard, requires the Company to reformulate certain furniture finishes and institute process and administrative changes to reduce emissions of hazardous air pollutants. The Company believes it is in compliance with these regulations by its use of compliant coatings and by training its associates in work practice standards. The Company cannot at this time estimate the future impact of these standards on the Company's operations and capital expenditure requirements. See "Item 8--Legal Proceedings."

Forward-Looking Statements
--------------------------

     Certain statements made in this registration statement are not based on historical facts, but are forward-looking statements. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. These statements reflect the Company's reasonable judgment with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include the cyclical nature of the furniture industry, fluctuations in the price for lumber which is the most significant raw material used by the Company, competition in the furniture industry, capital costs and general economic conditions.

ITEM 2.  FINANCIAL INFORMATION.

                            SELECTED FINANCIAL DATA

     The following selected financial data for each of the last five fiscal years ended November 30, 1998 have been derived from the Company's audited financial statements. The selected financial data should be read in conjunction with the Financial Statements, including the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                        Year Ended November 30,
                                       ---------------------------------------------------------------------------------------
                                                                    (in thousands, except per share data)

                                             1998              1997              1996              1995              1994
                                       ----------------  ----------------  ----------------  ----------------  ---------------
Income Statement Data:
Net sales                                     $205,308          $175,385          $161,202          $144,689          $138,158
Cost of goods sold                             158,752           135,085           120,687           110,777           108,399
Selling and administrative expenses             29,643            24,692            23,160            20,522            19,090
Income from operations                          16,913            15,608            17,355            13,390            10,669
Other income                                       607               600               577               874               382
Interest expense                                  (561)             (630)             (227)             (124)             (523)
Income (loss) in investee company                   68                (1)             (202)              (32)                3
Income before income taxes                      17,027            15,577            17,503            14,108            10,531
Income taxes                                     6,241             5,530             6,715             4,939             3,907
Net income                                      10,786            10,047            10,788             9,169             6,624

Earnings Per Share Data:
Basic and diluted earnings per
 share (1)                                        2.80              2.60              2.78              2.37              1.71

Weighted number of shares
 outstanding (in thousands)                      3,846             3,867             3,875             3,877             3,873

Balance Sheet Data:
Cash                                             3,625               827             1,997             2,543             3,078
Inventories                                     35,812            33,475            26,013            19,818            20,022
Working capital                                 51,793            47,153            37,555            33,840            35,098
Total assets                                   111,233            98,290            87,370            71,144            70,366
Long-term debt (including current
 maturities)                                    12,062             9,985             7,228             1,000             8,500

Common stock--held by ESOP                      10,213            10,044             9,230             6,740             5,051
Stockholders' equity                            73,900            66,210            59,326            52,760            46,760
Cash dividends per share (1)                      0.56              0.52              0.44              0.36              0.30

(1) In 1994 the Company recorded a two-for-one stock split. All per share data have been retroactively adjusted to effect the split.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Selected Financial Data above and the Financial Statements and Notes thereto contained elsewhere in this document.

Results of Operations
---------------------

     The following table sets forth the percentage relationship to net sales of certain items included in the Statements of Income:


                                           For the Year Ended November 30,
                                          ----------------------------------
                                             1998        1997        1996
                                          ----------  ----------  ----------

     Net sales                              100.0%      100.0%      100.0%
     Cost of sales                           77.3        77.0        74.9
                                            -----       -----       -----
     Gross profit                            22.7        23.0        25.1
     Selling & administrative expenses       14.5        14.1        14.3
                                            -----       -----       -----
     Operating income                         8.2         8.9        10.8
     Other income -net                        0.4         0.4         0.2
     Interest expense                         0.3         0.4         0.1
                                            -----       -----       -----
     Income before income taxes               8.3         8.9        10.9
     Income taxes                             3.0         3.2         4.2
                                            -----       -----       -----
     Net income                               5.3%        5.7%        6.7%
                                            =====       =====       =====

     General

     Historically, American furniture companies, including Hooker, relied on relatively short product lines and large, infrequent cuttings of suites of furniture with similar design and finish characteristics. This sometimes lead to out-of-stock inventory situations between cuttings and ultimately consumer dissatisfaction. Recent years have seen a trend in the industry for more varied product offerings and shorter production cycles, coupled with larger finished goods inventories, working toward inventory-on-demand for Hooker's dealers. It has been Hooker's policy in recent years that as demand for its product increased and backlogs grew, additional manufacturing capacity was added by purchasing existing furniture manufacturing plants and converting the production to Hooker product.

     During the latter part of 1995, the Company found itself in the position that, due to increased demand for its products, delivery times to dealers were lengthening. As a result, additional capacity was needed. In April of 1996, a furniture manufacturing plant was purchased to provide this needed capacity. This facility was producing lower-end tables inconsistent with Hooker's offerings, but for which there was an existing market. Hooker continued to produce and sell the existing product in 1996 and at the same time began retooling the facility, retraining the workforce, and in the later part of 1996 began producing Hooker's product.

     In 1997 the industry experienced a weak market for retail furniture sales. Consumer discretionary purchases emphasized electronics and investing in a rapidly expanding economy, and furniture sales suffered. Finding itself with new additional capacity and a less than favorable sales environment, Hooker implemented a smaller than normal price increase for its product in 1997 in an attempt to gain market share and keep all manufacturing plants operating. The Company believes that this modest price increase coupled with Hooker's pleasing design increased the value of the Company's line compared to its competition. This increase in value plus additional discounting in marketing programs resulted in a $14 million, or 8.8% increase in net sales in 1997 compared to 1996.

     The Company believes that the styling of its imported furniture together with strong consumer demand for home computers and audio/video entertainment systems has contributed to the growth of Hooker's product offerings in recent years.

     1998 Compared to 1997

     Net sales increased $30 million or 17.1% in 1998 compared to 1997. The increase was due principally to higher unit volume, particularly in three major product lines: imported occasional furniture, home entertainment systems, and home office furniture, and to a minor extent higher average selling prices.

     Gross profit margin for 1998 decreased to 22.7% compared to 23.0% for 1997. The decline was due primarily to the Company's decision to implement smaller price increases to dealers in December of 1997 than had been implemented in previous years.

     Selling and administrative expenses rose from 14.1% of net sales in 1997 to 14.5% in 1998. The increase was primarily due to the Company's planned investment upgrades in year-2000 compliant hardware, software, and network technology.

     As a result of the above, operating income dropped from 8.9% of net sales in 1997 to 8.2% of net sales in 1998.

     Interest expense dropped from 0.4% of net sales in 1997 to 0.3% in 1998. During 1998 amounts outstanding under the Company's revolving line of credit were reduced due to increased cash flows from operations. In the fourth quarter of 1998, the Company purchased additional warehouse facilities to be used as a central distribution center, increasing the revolving line of credit by $4 million. Also, in the fourth quarter, the Company renegotiated its Industrial Development Revenue Bonds issued in 1996, securing a more favorable amortization schedule and rate of interest.

     The Company's effective tax rate was 35.5% of income before taxes in 1997 and 36.6% in 1998.

     1997 Compared to 1996

     Net sales increased $14 million or 8.8% in 1997 compared to 1996. The increase was due primarily to higher unit volume, particularly in imported occasional furniture, home entertainment systems, and home office furniture, and to a lesser extent higher average selling prices.

     Gross profit percentages decreased from 25.1% in 1996 to 23.0% in 1997. Many of the costs of retooling and retraining the workforce for the plant purchased in 1996 were not incurred and expensed until late 1996 and 1997. The soft retail environment also caused finished furniture inventory to grow by $6.5 million and total inventories by $7.5 million. In an effort to expand market share and sell furniture produced by the additional capacity, many dealer programs were offered to encourage volume buying. Many of these programs involved price concessions and further contributed to the deterioration of the gross profit margin in 1997. Also, new product introductions in 1997 were priced with lower than normal margins.

     Selling and administrative expenses as a percentage of net sales were 14.1% for 1997 and 14.3% for 1996. These expenses were lower in 1997 due primarily to lower selling expenses resulting, in part, from lower commission rates paid to independent sales representatives, which were phased in over a two-year period and were fully realized in 1997.

     As the result of the above, operating income decreased from 10.8% in 1996 to 8.9% of net sales in 1997.

     Other income (net) increased from 0.2% in 1996 to 0.4% in 1997, primarily due to lower losses on the Company's investment in a joint venture in 1997. Interest expense increased from 0.1% of net sales in 1996 to 0.4% of net sales in 1997. The increase was due to increased borrowings for the plant purchased in April of 1996, together with funding the growth in finished goods inventory during 1997.

     The Company's effective income tax rate was 38.4% in 1996 and 35.5% in 1997. The decrease was primarily the result of a charitable donation of land to a local municipality.

Financial Condition, Liquidity and Capital Resources
----------------------------------------------------

     As of November 30, 1998, assets totaled $111.2 million, up from $98.3 million in 1997 and $87.4 in 1996. Stockholders' equity at November 30, 1998, was $73.9 million, rising from $66.2 million in 1997 and $59.3 million in 1996. Cash generated from operating activities rose to $15.1 million during 1998 compared to $4.6 million in 1997 and $8.1 million in 1996. Cash flow from operating activities increased from 1997 to 1998 primarily due to a reduction of $7.3 million in the increase in accounts receivable and inventory.

     Investing activities consumed $11.5 million in cash during 1998 compared to $6.2 million during 1997 and $13.1 million in 1996. Cash absorbed by investing activities in all three years was due to capital expenditures as the Company continued to invest in property, plant, and equipment for furniture manufacturing capacity and distribution. The Company had committed approximately $1.8 million for the purchase of property, plant, and equipment as of November 30, 1998. During the fourth quarter of 1998, the Company purchased a 400,000 square foot distribution warehouse for consolidation and shipment of its finished furniture. In the first half of 1999, the Company will be consolidating finished inventory presently kept in three separate warehouses into the new central distribution center. One of the existing warehouses is under lease, which expires in April of 1999, one facility is presently offered for sale or lease, and the final facility will be converted to additional manufacturing needs. Management anticipates that the consolidation will provide improved inventory control, less handling, and improved efficiency for the distribution of its product. The Company used $0.8 million for financing activities in 1998 compared with providing cash from financing activities in the amount of $0.4 million in 1997 and $4.5 million in 1996. The major financing applications of cash in 1996 were for additional manufacturing plant acquisition and the acquisition of additional finished goods warehousing, totaling $8.5 million.

     In 1996, the Company incurred $7.2 million of additional debt comprised of Industrial Development Revenue Bonds for the purchase, expansion, and retooling of an additional furniture manufacturing facility. During 1997, the Company incurred additional debt through its revolving line of credit for working capital needs primarily as a result of a $7.5 million increase in inventories. During 1998, total long-term debt increased $2.1 million, primarily to fund the purchase of additional warehouse capacity during the fourth quarter.

     At November 30, 1998, the Company had $3 million available under its reducing revolving line of credit and additional lines of credit of $15 million to fund working capital needs as necessary. The Company believes it has the financial resources needed to meet business requirements in the foreseeable future, including capital expenditures for the expansion of manufacturing capacity, working capital requirements, and the Company's dividend program (see "Item 9--Market Price and Dividends on the Registrant's Common Equity and Related Stockholder Matters").

Recent Accounting Pronouncements
--------------------------------

     Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income", effective for periods beginning after December 15, 1997, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments
by owners and distributions to owners.   Among other disclosures, SFAS 130
requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

     Statements of Financial Accounting Standards No. 132 ("SFAS 132"), "Employers' Disclosures about Pensions and Other Postretirement Benefits", effective for periods beginning after December 15, 1997, revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments," ("SFAS 133"), effective for fiscal years beginning after June 15, 1999. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair market value. Under certain circumstances, a portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into income when the transaction affects earnings. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. The Company anticipates that the adoption of SFAS 133 will not have an effect on the Company's financial position or results of operations.

Year 2000 Issue
---------------

     The Company recognizes that the arrival of Year 2000 presents many challenges for information systems, as well as other time-sensitive machinery and equipment and other systems relied on for day-to-day operation of the business. In 1996 the Company embarked on a plan to identify, assess, and to modify or replace equipment and systems that may be impaired following December 31, 1999. A taskforce was created under the leadership of a corporate officer and comprised of representatives from administration, information services, and manufacturing to begin the identification and assessment phase of the project. Early assessments determined that the Company would be required to modify or replace significant portions of its Information Systems software so that computer systems would continue to function properly in Year 2000 and beyond. The Company decided to transition its operating systems from a non-compliant legacy mainframe to a compliant client-server network environment. During 1997 and 1998 predominately all of the required hardware was installed, tested, and Company employees trained on its use and operation. Efforts have been underway since 1996 to create new, or to transition existing operations software, to be Year 2000 compliant. As of November 30, 1998, certain critical operating systems had been transitioned to this new environment and are fully integrated into the day-to-day operation of the business. All other systems will be moved to the new environment by the end of third quarter 1999.

     The taskforce has communicated in writing with all suppliers of goods and services to determine the extent to which the Company might be vulnerable to third parties' failure to remediate their own Year 2000 issue. If no response is received, a second request will be sent. By August 1, 1999, negative responses as to the suppliers readiness or non-response will cause the supplier to be reviewed. The Company anticipates that noncompliant or unresponsive suppliers that provide critical product or services will be terminated and other year 2000 compliant suppliers will be used. Additionally, manufacturing personnel at each plant location have physically inventoried machinery, equipment, building systems, and other software for Year 2000 compliance. Manufacturers of equipment and software have been formally asked to respond to their products Year 2000 readiness. Equipment found lacking compliance will be modified or replaced prior to December 31, 1999. Additionally, certain critical equipment to the manufacture of product has been or will be tested by manufacturing personnel.

     The principal cost associated with the Year 2000 compliance has been the purchase of computer hardware together with software costs. As of November 30, 1998, approximately $2 million has been expended. It is management's estimate that additional cost for compliance will not exceed $1 million. Funding for the Year 2000 compliance project has been provided by cash generated from operations. Project expenditures are being capitalized or expensed as appropriate and are not expected to have a material effect on the results of operations.

     The Company cannot fully assess the risks of the Year 2000 problems due to numerous uncertainties surrounding the issue. However, the Company has five separate manufacturing locations, in two states and five separate communities each able to produce most products in the Company's line. Additionally, for most processes each plant has multiple machines from many manufacturers purchased over a long period of time. This flexibility also offers redundancy of operations within and between manufacturing locations so that in the event of a shutdown, product could be moved to other functional plant locations. The Company is also not dependent on any single supplier for raw materials or imported furniture. The Company has not developed a contingency plan in the event that the changes in its operating systems are not ready by December 31, 1999, but expects to have such a plan by August 1, 1999.

     The failure to correct a material Year 2000 problem could result in the interruption or a failure of certain normal business activities or operations, which could materially and adversely affect the Company's results of operations, liquidity, and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers and customers, the Company is unable to determine at this time whether the consequences of Year 2000 problems will have a material impact on the Company's results of operations, liquidity, or financial condition.

ITEM 3.  PROPERTIES.

     Set forth below is certain information with respect to the Company's principal properties. The Company believes that all these properties are well maintained and in good condition. The Company believes its manufacturing facilities are being efficiently utilized. The Company estimates that its facilities are currently being operated at approximately 95% capacity, on a one-shift basis. Each manufacturing facility is flexible in regard to product lines manufactured, allowing the Company to shift products between plants according to customer sales and delivery demands. All Company plants are equipped with automatic sprinkler systems and modern fire and spark detection systems, which the Company believes are adequate. All facilities set forth below are active and operational.

                                                                        Approximate
                                                                       Facility Size
     Location                            Primary Use                   (Square Feet)           Owned or Leased
     --------                            -----------                   -------------           ---------------
Martinsville, VA                   Corporate Headquarters                   32,000                  Owned
Martinsville, VA                        Manufacturing                      760,000                  Owned
Martinsville, VA                        Distribution                       400,000                  Owned
Martinsville, VA                        Distribution                       189,200                  Owned
Martinsville, VA                       Import Division                     125,000               Leased (1)
Martinsville, VA                     Plywood Production                    146,000                  Owned
Kernersville, NC                        Manufacturing                      115,000                  Owned
Roanoke, VA                             Manufacturing                      265,000                  Owned
Pleasant Garden, NC                     Manufacturing                      300,000                  Owned
Maiden, NC                              Manufacturing                      200,000                  Owned
High Point, NC                            Showroom                          32,000               Leased (2)

(1)  Lease expires April 30, 1999.
(2)  Lease expires April 30, 2000.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of January 29, 1999, by each stockholder known by the Company to be the beneficial owner of more than 5% of its outstanding Common Stock, by each director and director nominee, by each of the Named Executive Officers (as defined in Item 6, "Executive Compensation") and by all directors and executive officers as a group:

                                                                                  Amount and Nature of         Percent
                                    Name                                           Beneficial Ownership        Of Class
                                    ----                                          ---------------------        --------
J. Clyde Hooker, Jr. (1).....................................................         761,166 (2)(3)            19.9%
Paul B. Toms, Jr. (1)........................................................         588,676 (4)(5)            15.4%
Mabel H. Toms (1)............................................................         564,024 (3)(5)(6)         14.7%
Hooker Furniture Corporation Employee Stock Ownership Plan (7)...............         282,185 (8)                7.4%
A. Frank Hooker, Jr. (1).....................................................         201,721 (9)                5.3%
W. Christopher Beeler, Jr. (1)...............................................         41,200 (10)                1.1%
Irving M. Groves, Jr. (1)....................................................         11,564 (11)                *
L. Dudley Walker (1).........................................................              5,000                 *
E. Larry Ryder (1)...........................................................          4,000 (12)                *
Douglas C. Williams (1)......................................................              2,788                 *
Henry P. Long, Jr. (1).......................................................          2,000 (13)                *
Judge John D. Hooker (1).....................................................                892                 *
John L. Gregory, III (1).....................................................                400                 *
All directors and executive officers as a group (12 persons).................          1,267,407 (14)           33.1%

* Less than one percent.
(1) The business address for such persons is c/o Hooker Furniture Corporation, 440 East Commonwealth Blvd., Martinsville, Virginia 24115.
(2) Mr. J. Clyde Hooker, Jr. has sole voting and disposition power with respect to 309,686 shares and shared voting and disposition power with respect to 451,480 shares. Shares beneficially owned by Mr. Hooker do not include 131,456 shares beneficially owned by members of his family; Mr. Hooker disclaims beneficial ownership of such shares. Mr. Hooker also shares voting and disposition power with respect to 282,185 shares held by the Hooker Furniture Corporation Employee Stock Ownership Plan (the "ESOP") (see footnote (8) below).
(3) Mr. J. Clyde Hooker, Jr. and Mrs. Mabel H. Toms share voting and disposition power with respect to 352,000 shares held by family trusts. Such shares are included in the shares beneficially owned by Mr. Hooker and Mrs. Toms.
(4) Mr. Toms has sole voting and disposition power with respect to 23,701 shares and shared voting and disposition power with respect to 564,975 shares. Shares beneficially owned by Mr. Toms do not include 1,468 shares beneficially owned by his wife; Mr. Toms disclaims beneficial ownership of such shares.
(5) Mrs. Mabel H. Toms and her adult children, one of whom is Mr. Toms, share voting and disposition power with respect to 99,480 shares held by a family trust (the "Toms Family Trust"). In addition, pursuant to a revocable power of attorney, Mr. Toms has shared voting and disposition power with respect to all 564,024 shares (which include the 99,480 shares held by the Toms Family Trust) beneficially owned by Mrs. Toms.
(6) Mrs. Toms has sole voting and disposition power with respect to 112,544 shares and shared voting and disposition power with respect to 451,480 shares.
(7) BB&T Corp. serves as trustee (the "ESOP Trustee") of the ESOP. The business address for the ESOP Trustee is BB&T Corp., Trust Investment Department, P.O. Box 29542, Raleigh, North Carolina 27626-0542.
(8) The ESOP Trustee has sole voting and disposition power with respect to shares owned by the ESOP. The Trustee may dispose of and, except with respect to certain fundamental corporate transactions, vote ESOP shares only at the direction of a committee appointed by the Company. During fiscal 1998 such committee consisted of the following officers of the Company: J. Clyde Hooker, Jr.,
     E. Larry Ryder and Jack R. Palmer (Vice President - Human Resources).
(9) Mr. A. Frank Hooker, Jr. has sole voting and disposition power with respect to 151,000 shares and shared voting and disposition power with respect to 52,721 shares.
(10) Mr. Beeler has sole voting and disposition power with respect to 1,200 shares and shared voting and disposition power with respect to 40,000 shares.
(11) Mr. Groves has sole voting and disposition power with respect to 8,864 shares and shared voting and disposition power with respect to 2,700 shares. Shares beneficially owned by Mr. Groves do not include 5,700 shares beneficially owned by his wife; Mr. Groves disclaims beneficial ownership of such shares.
(12) Mr. Ryder also shares voting and disposition power with respect to 282,185 shares held by the ESOP (see footnote (8) above).
(13) Mr. Long has sole voting and disposition power with respect to 1,400 shares and shared voting and disposition power with respect to 600 shares.
(14) Messrs. J. Clyde Hooker, Jr. and E. Larry Ryder, each of whom is an executive officer and a director, also share voting and disposition power with respect to 282,185 shares held by the ESOP (see footnote (8) above).

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

     The Company's executive officers and directors, their ages as of January 31, 1999 and the year each joined the Company or its Board are as follows:

                                                                                        Year Joined
             Name                  Age                      Position                      Company
             ----                  ---                      --------                    -----------
J. Clyde Hooker, Jr.               78      Chairman and Chief Executive Officer, and        1946
                                           Director*

A. Frank Hooker, Jr.               69      President and Chief Operating Officer, and       1956
                                           Director*

Paul B. Toms, Jr.                  44      Executive Vice President - Marketing, and        1983
                                           Director*

Henry P. Long, Jr.                 47      Senior Vice President - Merchandising and        1983
                                           Design, and Director*

E. Larry Ryder                     51      Senior Vice President - Finance and              1977
                                           Administration, Assistant Secretary, and
                                           Director*

Douglas C. Williams                51      Senior Vice President - Manufacturing, and       1971
                                           Director*

W. Christopher Beeler, Jr.         47      Director*                                        1994

John L. Gregory, III               51      Director*                                        1988

Irving M. Groves, Jr.              69      Director*                                        1964

Judge John D. Hooker               89      Director*                                        1982

Mabel H. Toms                      73      Director*                                        1977

L. Dudley Walker                   68      Director*                                        1995

*  All of the Company's directors serve one-year terms.

     J. Clyde Hooker, Jr. has been Chairman of the Board since 1987 and Chief Executive Officer since 1966. He was President from 1960 to 1987. Prior to 1960, Mr. Hooker held various positions in sales and marketing. Mr. Hooker joined the Company in 1946 and has been a Director since 1947. He is the first cousin of A. Frank Hooker, Jr., the uncle of Paul B. Toms, Jr. and the brother of Mabel H. Toms.

     A. Frank Hooker, Jr. has been Chief Operating Officer and President since 1987. He was Executive Vice President from 1968 to 1987 and Vice President from 1959 to 1968. Mr. Hooker joined the Company in 1956 and has been a Director since 1958. Mr. Hooker is the first cousin of J. Clyde Hooker, Jr., the first cousin once removed of Paul B. Toms, Jr. and the first cousin of Mabel H. Toms.

     Paul B. Toms, Jr. has been Executive Vice President - Marketing since 1994. Mr. Toms was Senior Vice President - Sales & Marketing from 1993 to 1994 and Vice President - Sales from 1987 to 1993. Mr. Toms joined the Company in 1983 and has been a Director since 1993. Mr. Toms serves on the Board of Directors of Piedmont Trust Bank (a subsidiary of MainStreet Financial Corporation). Mr. Toms is the nephew of J. Clyde Hooker, Jr., the first cousin once removed of A. Frank Hooker, Jr. and the son of Mabel H. Toms.

     Henry P. Long, Jr. has been Senior Vice President - Merchandising and Design since 1994. He was Vice President - Sales from 1987 to 1994. Mr. Long joined the Company in 1983 and has been a Director since 1993.

     E. Larry Ryder has been Senior Vice President - Finance and Administration since 1987 and Assistant Secretary since 1990. He was Treasurer from 1989 to 1998 and Vice President - Finance and Administration from 1983 to 1987. Prior to 1983, Mr. Ryder served in various financial capacities. Mr. Ryder joined the Company in 1977 and has been a Director since 1987.

     Douglas C. Williams was elected Senior Vice President - Manufacturing in 1987. He was Vice President - Manufacturing from 1986 to 1987. Prior to 1986, he held various positions in production. Mr. Williams joined the Company in 1971 and has been a Director since 1987.

     W. Christopher Beeler, Jr. has been a Director since 1994. He is the President and Chief Executive Officer of Virginia Mirror Company and Virginia Glass Products Corporation, both of which manufacture and fabricate glass products. Mr. Beeler is a director of MainStreet Financial Corporation.

     John L. Gregory, III has been a Director since 1988. He is a partner in, and is a director of, the law firm of Young, Haskins, Mann, Gregory & Smith, P.C.

     Irving M. Groves, Jr. has been a Director since 1964. He is the retired Chief Executive Officer, President and Chairman of Piedmont BankGroup (a predecessor to MainStreet Financial Corporation).

     Judge John D. Hooker has been a Director since 1982. He is a retired Virginia state circuit court judge. Judge Hooker is the second cousin of A. Frank Hooker, Jr. and J. Clyde Hooker, Jr.

     Mabel H. Toms has been a Director since 1977. She is a private investor. Mrs. Toms is the sister of J. Clyde Hooker, Jr., the first cousin of A. Frank Hooker, Jr. and the mother of Paul B. Toms, Jr.

     L. Dudley Walker has been a Director since 1995. He is Chairman of the Board of VF Knitwear, Inc. (formerly Bassett-Walker, Inc.) a wholly-owned subsidiary of VF Corporation. Mr. Walker is the retired President and Chief Executive Officer of Bassett-Walker, Inc., a manufacturer of knitted fleecewear. He is a director of VF Corporation and Crestar Financial Corporation (a wholly-owned subsidiary of SunTrust Banks, Inc.).

ITEM 6.  EXECUTIVE COMPENSATION.

Summary Compensation Table
--------------------------

     The following table sets forth, for the years ended November 30, 1998, 1997 and 1996, the compensation for services in all capacities to the Company of those persons who at November 30, 1998 were the Company's Chief Executive Officer and the next four most highly compensated executive officers of the Company for the year ended November 30, 1998 (collectively, the "Named Executive Officers").

                          Summary Compensation Table

                                                                Annual Compensation
                                                ---------------------------------------------------

                                                                                                             All Other
Name and Principal Position               Year            Salary ($)(1)                 Bonus ($)            Compensation ($)(2)
---------------------------               ----            -------------                 ---------          -------------------
J. Clyde Hooker, Jr.                      1998                $154,000                    $ 73,497                  $27,393
 Chairman and Chief Executive             1997                 112,000                     133,305                   31,710
 Officer                                  1996                 112,000                     139,479                   26,937

A. Frank Hooker, Jr.                      1998                $185,200                    $110,246                  $ 6,700
 President and Chief Operating            1997                 130,000                     177,740                    6,204
 Officer                                  1996                 130,750                     232,465                    6,244

Paul B. Toms, Jr.                         1998                $145,600                    $102,896                  $32,749
 Executive Vice                           1997                 106,000                     124,418                   36,066
 President-Marketing                      1996                 100,750                     111,583                   32,293

E. Larry Ryder                            1998                $131,200                    $ 73,497                  $22,062
 Senior Vice President-                   1997                 102,400                      88,870                   24,799
 Finance & Administration                 1996                  98,350                      92,986                   21,606

Douglas C. Williams                       1998                $163,600                    $102,896                  $17,443
 Senior Vice                              1997                 124,000                     124,418                   19,240
 President-Manufacturing                  1996                 118,750                     130,180                   15,493

(1) Includes for each Named Executive Officer compensation for services as a director in the amount of $4,000 in both 1998 and 1997. Also includes director compensation of $4,000 for Mr. J. Clyde Hooker, Jr. and $4,750 for each of Messrs. A. Frank Hooker, Jr., Toms, Ryder and Williams in 1996.
     See "-Compensation of Directors."
(2) All Other Compensation listed for the Named Executive Officers (excluding Mr. A. Frank Hooker, Jr.) includes the present value of the benefit to the executive officer of the Company's contribution toward premiums for split-dollar life insurance under a program offered to all officers and plant managers. The Company is entitled to recover the premiums from any amounts paid to the insurer on such split-dollar life policies and has retained a collateral interest in each policy to the extent of the premiums paid with respect to such policy. All Other Compensation also includes for all the Named Executive Officers employer contributions to the Company's 401(k) Plan and ESOP.

                                      All Other Compensation For Fiscal Year 1998
                                      -------------------------------------------
                                      Split-Dollar Life         Matching 401(k)                 ESOP
               Name                      Insurance ($)          Contribution ($)          Contribution ($)
               ----                      -------------          ----------------          ----------------
J. Clyde Hooker, Jr.                         $20,693                  $5,000                    $1,700
A. Frank Hooker, Jr.                               -                   5,000                     1,700
Paul B. Toms, Jr.                             26,049                   5,000                     1,700
E. Larry Ryder                                15,362                   5,000                     1,700
Douglas C. Williams                           10,743                   5,000                     1,700

Deferred Compensation
---------------------

     Messrs. A. Frank Hooker, Jr., Toms, Ryder, Williams and Long have each entered into a deferred compensation agreement with the Company. Pursuant to these agreements each such executive officer, or his beneficiary, will be entitled to receive additional compensation in the form of ten annual payments of $40,000 upon his retirement, death, or disability. The full retirement benefit vests at age 60 and a reduced retirement benefit vests after age 55. The death and disability benefits vest immediately, however, the disability benefit would not be paid until the executive officer reached the age of 60.

Compensation of Directors
-------------------------

     Directors receive an annual retainer fee of $1,000 and $750 for each meeting attended, including committee participation or special assignments. In 1998, Messrs. Beeler, Gregory and Walker each received $5,500 for services as directors of the Company. Each of the other directors received $4,000 for services in 1998.

Board Interlocks and Insider Participation
------------------------------------------

     Messrs. J. Clyde Hooker, Jr., A. Frank Hooker, Jr., Toms, Long, Ryder and Williams are each an officer and a director of the Company and each participates in the deliberations of the Company's Board of Directors concerning executive officer compensation.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Board of Directors, at a meeting held December 30, 1997, approved the purchase by the Company of 20,000 shares of the Company's Common Stock from Mr.
A. Frank Hooker, Jr., the Company's President and Chief Operating Officer. The shares were purchased at $25 per share for an aggregate purchase price of $500,000. The sale was consummated January 2, 1998. This purchase was made in accordance with the Board's policy to purchase the Company's Common Stock from time to time at prices attractive to the Company.


ITEM 8.  LEGAL PROCEEDINGS.

     In 1998 a manufacturing joint venture between the Company and Bassett Furniture Industries, in which the Company owns a 50% interest, was cited by the Environmental Protection Agency ("EPA") for violations of certain regulations under the Clean Air Act Amendments of 1990. The members of the joint venture determined that the costs to bring the plant into compliance, together with costs for other needed capital improvements, would be prohibitive. Thus, the joint venture ceased operations in November 1998. No final action has been taken by the EPA in this matter, including the assessment of any fines against the joint venture. The joint venture intends to sell the property. Company management anticipates that any shortfall between the remaining carrying value of the joint venture investment ($2.4 million at November 30, 1998), including any fines that might be levied by the EPA, and proceeds from the sale of the joint venture facility and equipment will not have a material adverse effect on the Company's financial condition or annual results of operations but it could have a material adverse effect on the Company's results of operations for any particular fiscal quarter.

ITEM 9. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     There is no established public trading market for the Company's Common Stock. As of January 29, 1999 there were approximately 700 beneficial stockholders. As of the same date approximately 2,277,057 shares of the Company's Common Stock could be sold pursuant to Rule 144. The Company currently has no plan to list the Common Stock on an exchange, quotation system or other public trading market.

     The Company pays quarterly dividends on its Common Stock on or about the last day of February, May, August and November, when declared by the Board of Directors, to stockholders of record approximately two weeks earlier. Although the Company presently intends to declare cash dividends at historical levels on a quarterly basis for the foreseeable future, the determination as to the payment and the amount of any future dividends will be made by the Board of Directors from time to time and will depend on the Company's then current financial condition, capital requirements, results of operations and any other factors then deemed relevant by the Board of Directors. The following table sets forth the dividends per share paid by the Company with respect to its Common Stock during the Company's two most recent fiscal years:

1998                                                                               Dividends Per Share
----                                                                               -------------------
First Quarter....................................................................         $0.14
Second Quarter...................................................................          0.14
Third Quarter....................................................................          0.14
Fourth Quarter...................................................................          0.14

1997
----

First Quarter....................................................................         $0.13
Second Quarter...................................................................          0.13
Third Quarter....................................................................          0.13
Fourth Quarter...................................................................          0.13

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

     None.


ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, no par value. As of January 29, 1999, there were 3,826,649 shares of Common Stock issued and outstanding.

     The following is a discussion of the material terms of the Company's Common Stock. For additional information regarding the terms of the Company's Common Stock you may refer to the provisions of the Company's Amended and Restated Articles of Incorporation, as amended (the "Articles"), and Bylaws, copies of which have been filed as exhibits to the registration statement.

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

     Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities.

     The Common Stock has no preemptive or conversion rights and is not subject to further call for assessments by the Company. The Common Stock currently outstanding is validly issued, fully paid and nonassessable.

     The Company's Articles require, in addition to any vote required by law or the Articles, subject to certain exceptions, that certain fundamental corporate transactions ("business combinations") between the Company (including any subsidiary of the Company) and any beneficial holder of more than 10% of the Company's outstanding voting stock (an "interested stockholder") or an affiliate or associate of such interested stockholder be approved by the holders of at least 75% of the then outstanding shares of the voting stock of the Company. "Business combinations" include (i) mergers and consolidations, (ii) statutory share exchanges, (iii) dispositions of all or a substantial part of corporate assets, (iv) any issuance or transfer by the Company of any securities of the Company having a fair market value equal to or greater than 10% of the aggregate fair market value of the outstanding voting stock of the Company, (v) any liquidation or dissolution of the Company, or (vi) any reclassification, (including reverse stock splits), recapitalization or merger or consolidation of the Company with any of its subsidiaries, that increases by more than 5% the percentage of any securities of the Company beneficially owned by an interested stockholder.

     The exceptions to the 75% stockholder approval requirement require either that (i) the business combination be approved by a majority of the Company's "continuing directors" or (ii) the business combination satisfy certain fair-price and procedural requirements. In general, the fair-price requirements provide that in a two-step acquisition transaction, the interested stockholder must pay the stockholders of the Company in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Company's shares in the first step. A "continuing director" includes any director who (a) was a member of the Board before December 28, 1987 (the date the Company's Amended and Restated Articles of Incorporation were adopted), (b) is unaffiliated with the interested stockholder and was a director prior to the time the interested stockholder became an interested stockholder, or (c) any successor of a continuing director who is unaffiliated with the interested stockholder and is recommended to succeed a continuing director by a majority of continuing directors then on the Board.

     These provisions are designed to deter certain types of takeovers of the Company. The Company's Articles require the affirmative vote of 75% of the voting shares of the Company to amend or repeal these interested stockholder provisions.

     The transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina.

     The Virginia Stock Corporation Act contains provisions governing "Affiliated Transactions." These provisions, with several exceptions discussed below, generally require approval of certain material transactions between a Virginia corporation and any beneficial holder of more than 10% of any class of its outstanding voting shares (an "Interested Shareholder") by a majority of disinterested directors and by the holders of at least two-thirds of the remaining voting shares. Affiliated Transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder, or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than 5%.

     For three years following the time that an Interested Shareholder becomes an owner of 10% of the outstanding voting shares, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder without the approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder, and the approval of a majority of the Disinterested Directors. "Disinterested Director" means, with respect to a particular Interested Shareholder, a member of the Company's Board of Directors who was

     . a member on the date on which an Interested Shareholder became an Interested Shareholder or

     . recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the Board.

After the expiration of the three-year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Shareholder.

     The principal exceptions to the special voting requirements apply to transactions proposed after the three-year period has expired and require either that the transaction be approved by a majority of the Company's Disinterested Directors or that the transaction satisfy the fair-price requirements of the statute. In general, the fair-price requirement provides that in a two-step acquisition transaction, the Interested Shareholder must pay the shareholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Company's shares in the first step.

     None of the foregoing limitations and special voting requirements applies to an Interested Shareholder whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the Company's Disinterested Directors.

     These provisions are designed to deter certain types of takeovers of Virginia corporations. The statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation can adopt an amendment to its articles of incorporation or by-laws providing that the Affiliated Transactions provisions shall not apply to the corporation. The Company has not "opted out" of the Affiliated Transactions provisions.

     Virginia law also generally provides that shares of a Virginia corporation acquired in a transaction that would cause the acquiring person's voting strength to meet or exceed any of three thresholds (20%, 33-1/3% or 50%) have no voting rights with respect to such shares unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the corporation. This provision empowers an acquiring person to require the Virginia corporation to hold a special meeting of shareholders to consider the matter within 50 days of its request. The Board of Directors of a Virginia corporation can opt out of this provision at any time before four days after receipt of a control share acquisition notice.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article 10 of the Virginia Stock Corporation Act (the "VSCA") allows, in general, for indemnification, in certain circumstances, by a corporation of any person threatened with or made a party to any action, suit or proceeding by reason of the fact that he or she is, or was, a director, officer, employee or agent of such corporation. Indemnification is also authorized with respect to a criminal action or proceeding where the person had no reasonable cause to believe that his or her conduct was unlawful. Article 9 of the VSCA provides limitations on damages payable by officers and directors, except in cases of willful misconduct or knowing violation of criminal law or any federal or state securities law.

     Article IV of the Company's Amended and Restated Articles of Incorporation provides for mandatory indemnification of any individual who is, was or is threatened to be made a party to any proceeding (including any proceeding by or on behalf of the Company) because such individual is or was a director or officer of the Company or because such individual was serving the Company or any other legal entity in any capacity at the request of the Company while a director or officer of the Company, against all liabilities and reasonable expenses incurred in the proceeding, except such liabilities and expenses as are incurred because of such director's or officer's willful misconduct or knowing violation of the criminal law.

     Article IV of the Company's Amended and Restated Articles of Incorporation also provide that in every instance permitted under the VSCA in effect from time to time, the liability of a director or officer of the Company to the Company or its stockholders arising out of a single transaction, occurrence or course of conduct shall be limited to one dollar.

     The Company maintains a standard policy of officers' and directors' liability insurance.


ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     For the information required by this Item, refer to the Index to Financial Statements appearing on page F-1 of the registration statement.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.


ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

                             FINANCIAL STATEMENTS

     For the information required by this Item, refer to the Index to Financial Statements appearing on page F-1 of the registration statement.

                                   EXHIBITS

Exhibit No.                         Description
-----------                         -----------

    3.1        Amended and Restated Articles of Incorporation of the Company*

    3.2 Articles of Amendment to Amended and Restated Articles of Incorporation of the Company*

    3.3        Amended and Restated Bylaws of the Company*

    4.1 Amended and Restated Articles of Incorporation of the Company (See Exhibit 3.1)

    4.2 Articles of Amendment to Amended and Restated Articles of Incorporation of the Company (See Exhibit 3.2)

    4.3        Bylaws of the Company (See Exhibit 3.3)

      Pursuant to Regulation S-K, Item 601(b)(4)(iii), instruments evidencing long term debt less than 10% of the Company's total assets have been omitted and will be furnished to the Securities and Exchange Commission upon request.

    10.1 Lease, dated March 14, 1994, between Fred B. Caffey, as lessor, and the Company, as lessee*

    10.2 Lease, dated November 1, 1994, between Southern Furniture Exposition Building, Inc. and the Company*

    10.3       Form of Salary Continuation Agreement*

    10.4       Form of Split Dollar Agreement*

    27.1       Financial Data Schedule*

* Previously filed.

                         HOOKER FURNITURE CORPORATION
                         INDEX TO FINANCIAL STATEMENTS

Financial Statements
--------------------
  Report of Independent Certified Public Accountants................................................          F-2

  Balance Sheets as of November 30, 1998 and 1997...................................................          F-3

  Statements of Income for the fiscal years ended November 30, 1998, 1997 and 1996..................          F-4

  Statements of Cash Flows for the fiscal years ended November 30, 1998, 1997 and 1996..............          F-5

  Statements of Stockholders' Equity for the fiscal years ended November 30, 1998, 1997 and 1996....          F-6

  Summary of Significant Accounting Policies........................................................          F-7

  Notes to Financial Statements.....................................................................  F-8 to F-12

Financial Statement Schedule
----------------------------

  Schedule II-Valuation and Qualifying Accounts for the fiscal years ended November 30, 1998, 1997
     and 1996.......................................................................................          S-1

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders of
Hooker Furniture Corporation
Martinsville, Virginia


We have audited the accompanying balance sheets of Hooker Furniture Corporation as of November 30, 1998 and 1997 and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended November 30, 1998. We have also audited the schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hooker Furniture Corporation at November 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 1998 in conformity with generally accepted accounting principles.

Also, in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

                                                            BDO Seidman, LLP


Richmond, Virginia
December 15, 1998

Balance Sheets                                      Hooker Furniture Corporation

November 30,                                                        1998                 1997
------------------------------------------------------------------------------------------------
Assets
------------------------------------------------------------------------------------------------
Current Assets
  Cash, primarily interest-bearing deposits................      $  3,624,920       $    826,543
  Trade receivables, less allowance of $500,000............        23,345,761         22,976,701
  Inventories (Note 1).....................................        35,812,460         33,474,733
  Prepaid expenses and other...............................         1,637,196          1,328,078
                                                                 ------------       ------------
         Total Current Assets..............................        64,420,337         58,606,055

Property, plant and equipment, net (Note 2)................        41,500,124         34,913,861

Other Assets
  Investment in and advances to investee company (Note 7)..         2,371,409          2,303,828
  Miscellaneous............................................         2,941,474          2,465,925
                                                                 ------------       ------------
                                                                 $111,233,344       $ 98,289,669
                                                                 ============       ============

------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
------------------------------------------------------------------------------------------------

Current Liabilities
  Trade accounts payable.....................................    $  4,757,043       $  4,175,171
  Accrued salaries, wages, and benefits......................       4,464,435          4,098,620
  Other accrued expenses (Note 4)............................       3,405,769          1,579,263
  Current maturities of long-term debt (Note 3)..............               -          1,600,000
                                                                 ------------       ------------
         Total Current Liabilities...........................      12,627,247         11,453,054

Long-term debt, less current maturities (Note 3).............      12,061,592          8,384,620
Deferred compensation (Note 4)...............................       1,865,865          1,602,035
Deferred income taxes (Note 6)...............................         565,607            595,907
                                                                 ------------       ------------
         Total Liabilities...................................      27,120,311         22,035,616
                                                                 ------------       ------------

Commitments (Note 4)

Common Stock - held by ESOP (Note 5).........................      10,213,287         10,044,006

Stockholders' Equity
  Common stock - no par value
    Authorized 10,000,000 shares; issued
    3,835,729 shares (3,865,080 in 1997).....................       2,434,983          2,453,632
  Retained earnings..........................................      71,464,763         63,756,415
                                                                 ------------       ------------
         Total Stockholders' Equity..........................      73,899,746         66,210,047
                                                                 ------------       ------------
                                                                 $111,233,344       $ 98,289,669
                                                                 ============       ============
------------------------------------------------------------------------------------------------

See accompanying Summary of Significant Accounting Policies and Notes to Financial Statements

Statement of Income                                 Hooker Furniture Corporation


Year ended November 30,                                                            1998               1997                1996
----------------------------------------------------------------------------------------------------------------------------------
NET SALES....................................................                  $205,307,641       $175,385,497        $161,201,507

COSTS AND EXPENSES
  Cost of goods sold.........................................                   158,751,682        135,084,924         120,686,628
  Selling expenses...........................................                    16,626,677         13,052,392          13,075,741
  Administrative expenses....................................                    13,016,684         11,640,329          10,084,276
                                                                               ------------       ------------        ------------
                                                                                188,395,043        159,777,645         143,846,645
                                                                               ------------       ------------        ------------

       INCOME FROM OPERATIONS................................                    16,912,598         15,607,852          17,354,862
                                                                               ------------       ------------        ------------

OTHER INCOME AND EXPENSES
  Other income...............................................                       607,510            599,504             577,153
  Interest expense...........................................                      (560,563)          (630,107)           (227,301)
  Proportionate share of income (loss) in investee company...                        67,581               (647)           (201,538)
                                                                               ------------       ------------        ------------
                                                                                    114,528            (31,250)            148,314
                                                                               ------------       ------------        ------------

       INCOME BEFORE INCOME TAXES............................                    17,027,126         15,576,602          17,503,176
                                                                               ------------       ------------        ------------

INCOME TAXES (Note 6)
  Federal....................................................                     5,483,000          5,009,000           5,744,000
  State......................................................                       758,000            521,000             971,000
                                                                               ------------       ------------        ------------
                                                                                  6,241,000          5,530,000           6,715,000
                                                                               ------------       ------------        ------------

       NET INCOME............................................                  $ 10,786,126       $ 10,046,602        $ 10,788,176
                                                                               ============       ============        ============

EARNINGS PER SHARE DATA
  Basic and diluted earnings per share.......................                         $2.80              $2.60               $2.78
                                                                               ============       ============        ============
  Weighted average number of shares outstanding..............                     3,846,011          3,866,850           3,875,220
                                                                               ============       ============        ============

See accompanying Summary of Significant Accounting Policies and Notes to Financial Statements

Statements of Cash Flows                                                                               Hooker Furniture Corporation



Year ended November 30,                                                                   1998              1997              1996
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
 Cash received from customers.....................................               $ 205,376,331     $ 173,397,676     $ 160,627,239
 Cash paid to suppliers and employees.............................                (183,744,913)     (162,882,466)     (145,822,728)
 Income taxes paid................................................                  (6,038,139)       (5,310,122)       (6,605,631)
 Interest paid....................................................                    (560,453)         (630,107)         (221,859)
 Interest and dividends received..................................                     101,534            57,803            88,908
                                                                                 -------------     -------------     -------------

Net cash provided by operating activities.........................                  15,134,360         4,632,784         8,065,929
                                                                                 -------------     -------------     -------------

Cash flows from investing activities
 Purchase of property and equipment...............................                 (11,485,808)       (6,211,526)      (13,107,957)
                                                                                 -------------     -------------     -------------

Net cash absorbed by investing activities.........................                 (11,485,808)       (6,211,526)      (13,107,957)
                                                                                 -------------     -------------     -------------

Cash flows from financing activities
 Proceeds from long-term debt.....................................                   6,876,972         6,756,855        18,227,765
 Payments on long-term debt.......................................                  (4,800,000)       (4,000,000)      (12,000,000)
 Cash dividends paid..............................................                  (2,152,265)       (2,010,791)       (1,705,079)
 Purchase and retirement of common stock..........................                    (774,882)         (337,616)          (27,200)
                                                                                 -------------     -------------     -------------

Net cash provided  (absorbed) by financing activities.............                    (850,175)          408,448         4,495,486
                                                                                 -------------     -------------     -------------

NET INCREASE (DECREASE) IN CASH...................................                   2,798,377        (1,170,294)         (546,542)

CASH AT BEGINNING OF YEAR.........................................                     826,543         1,996,837         2,543,379
                                                                                 -------------     -------------     -------------

CASH AT END OF YEAR...............................................               $   3,624,920     $     826,543     $   1,996,837
                                                                                 =============     =============     =============

Reconciliation of net income to net cash provided by operating activities

Net income........................................................               $  10,786,126     $  10,046,602     $  10,788,176
 Depreciation and amortization....................................                   4,899,545         4,769,938         3,782,774
 Increase in trade receivables....................................                    (369,059)       (2,536,337)       (1,062,513)
 Increase in inventories..........................................                  (2,337,728)       (7,462,195)       (6,194,981)
 Increase in prepaid expenses and other assets....................                    (852,249)         (660,129)         (189,767)
 Increase (decrease) in trade accounts payable....................                     581,872          (330,382)          854,179
 Increase (decrease) in other accrued expenses....................                   2,192,323          (104,613)          424,481
 Increase in deferred compensation................................                     263,830           303,313            89,635
 Increase (decrease) in deferred income taxes.....................                     (30,300)          606,587          (426,055)
                                                                                 -------------     -------------     -------------

Net cash provided by operating activities.........................               $  15,134,360     $   4,632,784     $   8,065,929
                                                                                 =============     =============     =============
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying Summary of Significant Accounting Policies and Notes to Financial Statements

Statements of Stockholders' Equity                                                                    Hooker Furniture Corporation


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                           Common Stock                Retained
                                                                                      ----------------------
                                                                                      Shares          Amount           Earnings
                                                                                      ------          ------           --------
Balance at November 30, 1995                                                        3,875,380     $   2,460,224     $  50,299,274
Net income                                                                                                             10,788,176
Cash dividends on common stock ($0.44 per share)                                                                       (1,705,079)
Increase in fair value of shares held by ESOP                                                                          (2,489,569)
Purchase and retirement of common stock                                                  (800)             (512)          (26,688)
                                                                                -------------     -------------     -------------

Balance at November 30, 1996                                                        3,874,580         2,459,712        56,866,114
Net income                                                                                                             10,046,602
Cash dividends on common stock ($0.52 per share)                                                                       (2,010,791)
Increase in fair value of shares held by ESOP                                                                            (813,973)
Purchase and retirement of common stock                                                (9,500)           (6,080)         (331,537)
                                                                                -------------     -------------     -------------

Balance at November 30, 1997                                                        3,865,080         2,453,632        63,756,415
Net income                                                                                                             10,786,126
Cash dividends on common stock ($0.56 per share)                                                                       (2,152,265)
Increase in fair value of shares held by ESOP                                                                            (169,281)
Purchase and retirement of common stock                                               (29,351)          (18,649)         (756,232)
                                                                                -------------     -------------     -------------

Balance at November 30, 1998                                                        3,835,729     $   2,434,983     $  71,464,763
                                                                                =============     =============     =============
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying Summary of Significant Accounting Policies and Notes to Financial Statements

                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS
The Corporation manufactures and imports household and office furniture for sale to wholesale and retail merchandisers located primarily throughout North America.

The Corporation operates predominantly in one business segment. Substantially all revenues result from the sale of residential furniture products. Substantially all of the Corporation's trade accounts receivable are due from retailers in this market, which consists of a large number of entities with a broad geographical dispersion.

INVENTORIES
Inventories are stated at the lower of cost, using the last-in, first-out (LIFO) method, or market.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at cost, less allowances for depreciation. Provision for depreciation has been computed (generally by the declining balance method) at annual rates that will amortize the cost of the depreciable assets over their estimated useful lives as follows: buildings (15 to 40 years), machinery and equipment (8 to 20 years), furniture and fixtures (5 to 10 years), and other (3 to 30 years).

INVESTMENT IN INVESTEE COMPANY
The Corporation accounts for its investment in its investee company under the equity method of accounting.

INCOME TAXES
Deferred income taxes reflect the future tax consequences of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The Corporation's financial instruments' (consisting of cash, accounts receivable, accounts payable, and accrued salaries) carrying values approximate fair value because of the short-term nature of those instruments.

The fair value of the Corporation's industrial development revenue bonds and reducing revolving line of credit is estimated based on the quoted market rates for similar debt with remaining maturity. At November 30, 1998, the carrying value of the industrial revenue bonds and reducing revolving line of credit approximated fair value.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

REVENUE RECOGNITION
Sales are recognized when products are shipped to customers. Substantially all of the Corporation's trade accounts receivable are from customers in the retail furniture industry. Management periodically performs credit evaluations of its customers and generally does not require collateral. The Corporation uses credit insurance to minimize the risk on certain accounts.

LONG LIVED ASSETS
Long-lived assets, such as property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable through the estimated undiscounted future cash flows from the use of those assets. When any such impairment exists, the related assets will be written down to fair value. No impairment losses have been necessary through November 30, 1998.

EARNINGS PER SHARE
For the year ended November 30, 1998, the Corporation adopted Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share." SFAS 128 is effective for financial statements issued after December 15, 1997. SFAS 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilutive effect of securities that could share in earnings of an entity. At November 30, 1998, there were no securities which had a dilutive effect. Earnings per share has been computed based upon the weighted average number of common shares outstanding during the year (3,846,011 shares -1998, 3,866,850 shares - 1997, and 3,875,220 shares - 1996). Allocated shares in the ESOP are included in the calculation of basic and diluted earnings per share.

ADVERTISING COSTS
Advertising costs are expensed when incurred. The Corporation charged $4,083,850, $3,381,830 and $2,532,511 to advertising expense during the years ended November 30, 1998, 1997 and 1996, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS
Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income", effective for periods beginning after December 15, 1997, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and
distributions to owners.   Among other disclosures, SFAS 130 requires that all
items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

Statements of Financial Accounting Standards No. 132 (SFAS 132), "Employers' Disclosures about Pensions and Other Postretirement Benefits", effective for periods beginning after December 15, 1997, revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments," ("SFAS 133"), effective for fiscal years beginning after June 15, 1999. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair market value. Under certain circumstances, a portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into income when the transaction affects earnings. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. The Company anticipates that the adoption of SFAS 133 will not have an effect on the Company's financial position or results of operations.


                         NOTES TO FINANCIAL STATEMENTS

                             NOTE 1 - INVENTORIES

The components of inventories are summarized as follows:

                                             November 30
                                       ------------------------

                                           1998         1997
                                       -----------  -----------

Finished furniture............         $29,786,567  $26,715,151
Furniture in process..........           1,663,518    2,314,137
Materials and supplies........          13,628,203   12,826,714
                                       -----------  -----------
                                        45,078,288   41,856,002
Reduction to LIFO basis.......           9,265,828    8,381,269
                                       -----------  -----------
                                       $35,812,460  $33,474,733
                                       ===========  ===========

If the first-in, first-out (FIFO) method had been used in valuing all inventories, net income would have been $11,356,666, $10,756,602, and $10,782,647 for the years ended November 30, 1998,1997, and 1996, respectively.


                    NOTE 2 - PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment are summarized as follows:

                                                                                 November 30
                                                                         ----------------------------

                                                                             1998           1997
                                                                         ------------   ------------
Buildings............................................................    $ 32,621,398   $ 29,800,626
Machinery and equipment..............................................      37,006,631     35,052,887
Furniture and fixtures...............................................       6,082,256      5,116,142
Other................................................................       9,198,863      4,014,362
                                                                         ------------   ------------
                                                                           84,909,148     73,984,017
Accumulated depreciation.............................................     (44,590,267)   (39,965,352)
                                                                         ------------   ------------
                                                                           40,318,881     34,018,665
Land.................................................................       1,181,243        895,196
                                                                         ------------   ------------

                                                                         $ 41,500,124   $ 34,913,861
                                                                         ============   ============


                            NOTE 3 - LONG TERM DEBT

Long-term debt is comprised of the following:

                                                                               November 30
                                                                         ---------------------------
                                                                             1998            1997
                                                                         ------------     ----------
Industrial development revenue bonds issued in 1996, secured by a letter of credit of $10,240,000 from NationsBank N.A., maturing annually from 2004 through 2006 with a variable interest rate
  (3.3% at November 30, 1998)........................................    $  7,061,592     $6,984,620

Reducing revolving line of credit to bank, with a maximum of
  $8,000,000 at November 30, 1998, variable rate (5.9%
  at November 30, 1998) unsecured, interest payable
  monthly............................................................       5,000,000      3,000,000
                                                                         ------------     ----------
                                                                           12,061,592      9,984,620

Less current maturities..............................................               -      1,600,000
                                                                         ------------     ----------

                                                                         $ 12,061,592     $8,384,620
                                                                         ============     ==========

During fiscal 1998, the Corporation entered into an interest rate swap agreement with NationsBank N.A., which effectively provides a fixed interest rate of 4.71% on the industrial development revenue bonds through 2006.

Maturities of long-term debt during the next five years are $2,440,000 in 2001 and $2,560,000 in 2002.

The debt instruments contain, among other things, certain restrictions as to minimum tangible net worth, net equity ratio, current ratio, and debt coverage ratio. The Corporation was in compliance with these restrictions as of November 30, 1998.

The Corporation has available additional lines of credit of $15 million to fund its working capital needs as necessary, all of which was unused at November 30, 1998.


                        NOTE 4 - EMPLOYEE BENEFIT PLANS

Deferred Compensation Agreements
The Corporation maintains several individual deferred compensation agreements for certain employees. These are unfunded agreements with all benefits paid out of the general assets of the Corporation when the employee retires. The amount of benefits to be paid is specified in each individual agreement.

The following table sets forth the financial status and amounts recognized for the deferred compensation plan:

                                                                      November 30
                                                                -----------------------
                                                                   1998         1997
                                                                ----------   ----------

Projected benefit obligation, including vested
  benefits of $725,000 at November 30, 1998...............      $2,082,830   $1,791,501
Unrecognized net loss from past experience................        (573,626)    (386,259)
Unrecognized prior service cost...........................         (72,478)     (93,138)
Unrecognized net obligation...............................         (19,702)     (23,768)
Additional liability......................................         529,049      403,907
                                                                ----------   ----------
Accrued liability included in balance sheet...............      $1,946,073   $1,692,243
                                                                ==========   ==========

Pursuant to SFAS 87, Employer's Accounting for Pensions, the Corporation recorded an additional liability in the amount of $529,049 at November 30, 1998 (1997-$403,907). In addition, the Corporation has an intangible asset in the amount of $137,473 at November 30, 1998, which is being amortized on a straight-line basis over 15 years. The current obligation of $80,208 (1997-$90,208) has been included in other accrued expenses in the balance sheet.

The net periodic cost included the following components:

                                                             Year Ended November 30
                                                           ----------------------------
                                                             1998      1997      1996
                                                           --------  --------  --------

Service cost - benefits earned during the period.....      $ 35,150  $ 25,782  $ 41,608
Interest cost on projected benefit obligations.......       138,762   128,630   105,151
Net amortization and deferral........................        44,984    33,873    24,726
                                                           --------  --------  --------

Net periodic cost included in statements of income...      $218,896  $188,285  $171,485
                                                           ========  ========  ========

The weighted average discount rate and rate of compensation increase used in determining the actuarial present value of the projected benefit obligation was
7.0 percent (7.5 percent in 1997), and 5.0 percent respectively.

Employee Savings Plan
The Corporation sponsors the Employee's Savings Plan (the Plan). The Plan is a qualified savings plan (a 401(k) plan) that is designed to permit employees of the Corporation to meet their savings goals and share in the Corporation's profits as a way of providing them with funds for retirement. The Plan covers substantially all employees. A participant in the Plan may contribute an amount not less than 1%, nor more than 16% of their compensation. The Corporation will contribute 50% of the amount contributed by the participant, up to 6% of their compensation, as a matching contribution. Contributions to the Plan by the Corporation amounted to $571,000 in 1998, $549,000 in 1997, and $515,000 in
1996.


                     NOTE 5 - COMMON STOCK - HELD BY ESOP

Employee Stock Ownership Plan
The Corporation sponsors an Employee Stock Ownership Plan (ESOP) which is designed to provide retirement benefits for eligible employees by allowing them to share on a noncontributory basis in the growth of the Corporation, and allow them to accumulate a beneficial ownership interest in the common stock of the Corporation. The ESOP covers substantially all employees. Shares contributed to the ESOP are valued at fair market value as determined by an independent appraisal. Dividends paid on shares held by the ESOP are charged to retained earnings. ESOP participants may elect to receive distributions of vested account balances in cash or shares of common stock. During specified time periods, a participant can elect to have the Corporation repurchase distributed shares of common stock at their appraised market value. The estimated fair value of the shares held in the ESOP, representing the maximum potential repurchase obligation, is classified outside of stockholders' equity. At November 30, 1998, 282,135 shares were allocated to participants. Contributions to the ESOP are at the discretion of the Board of Directors and amounted to $725,000 in 1998, $359,000 in 1997, and $353,000 in 1996.


                             NOTE 6 - INCOME TAXES

Deferred income tax assets (liabilities) are as follows:

                                             November 30
                                      -------------------------

                                          1998          1997
                                      -----------   -----------

Assets
  Deferred compensation.............  $   740,000   $   643,000
  Inventory.........................       94,000       127,000
  Advertising allowance.............            -       175,000
  Investment in investee............      134,000       160,000
                                      -----------   -----------

                                          968,000     1,105,000
                                      -----------   -----------

Liabilities
  Property..........................   (1,302,000)   (1,346,000)
  Allowance for bad debts...........     (162,000)     (256,000)
  Other.............................      (70,000)      (99,000)
                                      -----------   -----------

                                       (1,534,000)   (1,701,000)
                                      -----------   -----------

Net deferred tax asset (liability)..  $  (566,000)  $  (596,000)
                                      ===========   ===========

The effective tax rate on income before taxes differed from the federal statutory tax rate. The following summary reconciles taxes at the federal statutory rate with the effective rate:

                                                             Year Ended November 30
                                        -----------------------------------------------------------------
                                                1998                  1997                   1996
                                        --------------------  ---------------------  --------------------
                                          Amount    Percent     Amount     Percent     Amount    Percent
                                        ----------  --------  -----------  --------  ----------  --------
Income taxes at statutory rate          $5,789,000     34.0%  $5,296,000      34.0%  $5,951,000     34.0%
Increase in taxes resulting from:
  State taxes, net of federal income
  tax benefit                              426,000      2.5      390,000       2.5      600,000      3.5
  Charitable contribution of land                -        -     (252,000)     (1.6)           -        -
  Other                                     26,000       .1       96,000        .6      164,000       .9
                                        ----------  -------   ----------   -------   ----------  -------

                                        $6,241,000     36.6%  $5,530,000      35.5%  $6,715,000     38.4%
                                        ==========  =======   ==========   =======   ==========  =======

            NOTE 7 - INVESTMENT IN AND ADVANCES TO INVESTEE COMPANY

The Company owns a 50% interest in a joint venture that produces particleboard for manufacturing. During 1998, the joint venture was cited by the Environmental Protection Agency ("EPA") for a violation of certain regulations under the Clean Air Act Amendments of 1990. The joint venture members determined that the cost of modification to the plant to come into compliance, together with other needed capital improvements, would be prohibitive and the joint venture elected to cease operations in November 1998. Company management is currently in negotiation for sale of the property and anticipates that any shortfall between the remaining carrying value of the joint venture investment, including any fines levied by the EPA, and the sale of the facility and the equipment will not be significant.

                SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                (In thousands)



                                                                      Additions
                                                              -----------------------------
                                              Balance at      Charged to                                        Balance at
                                             Beginning of      Costs and      Charged to                           End of
 Year              Description                  Period         Expenses      Other Accounts  Deductions (1)       Period
 ----              -----------                  ------         --------      --------------  --------------       ------
  1998  Allowance for Doubtful Accounts          $500            $287              -              $287             $500
  1997  Allowance for Doubtful Accounts           500             353              -               353              500
  1996  Allowance for Doubtful Accounts           500             404              -               404              500

 (1)   Net bad debts

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this post-effective amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


                              HOOKER FURNITURE CORPORATION


Date: June 30, 1999           /s/ E. Larry Ryder
                              --------------------------------------------------
                              E. Larry Ryder
                              Senior Vice President - Finance and Administration

                                 EXHIBIT INDEX

Exhibit No.                         Description
-----------                         -----------

3.1    Amended and Restated Articles of Incorporation of the Company*

3.2 Articles of Amendment to Amended and Restated Articles of Incorporation of the Company*

3.3    Amended and Restated Bylaws of the Company*

4.1    Amended and Restated Articles of Incorporation of the Company (See
       Exhibit 3.1)

4.2 Articles of Amendment to Amended and Restated Articles of Incorporation of the Company (See Exhibit 3.2)

4.3    Bylaws of the Company (See Exhibit 3.3)

10.1 Lease, dated March 14, 1994, between Fred B. Caffey, as lessor, and the Company, as lessee*

10.2 Lease, dated November 1, 1994, between Southern Furniture Exposition Building, Inc. and the Company*

10.3   Form of Salary Continuation Agreement*

10.4   Form of Split Dollar Agreement*

27.1   Financial Data Schedule*

*   Previously filed.

                                      EI-1